METZGER & McDONALD PLLC
a professional limited liability company
attorneys, mediators & counselors

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile 214-224-7555
smetzger@pmklaw.com	214-969-7600	214-523-3838
	www.pmklaw.com	214-969-7635

September 8, 2010
Via EDGAR

The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Karl Hiller, Branch Chief
Joanna Lamb, Staff Accountant

Re:	New Concept Energy, Inc. (Commission File No. 000-08187; CIK No. 0000105744) — Form 10-K for the fiscal year ended December 31, 2009; Form 10-Q for the fiscal quarter ended March 31, 2010; Response Letter dated July 22, 2010
Ladies and Gentlemen:
     On behalf of New Concept Energy, Inc., a Nevada corporation (“GBR”) this letter is being filed as correspondence uploaded on the EDGAR system on behalf of GBR in response to a letter of comment from the Staff of the Securities and Exchange Commission dated August 13, 2010. Schedule 1 annexed to this letter contains the responses to the comments of the Staff. In each instance on such Schedule, for convenience, each comment of the Staff is repeated, followed in each instance by the applicable response to such comment or explanation. Also included in such response, where appropriate, is a letter/page reference to the text to the applicable document or instrument referred to in the comment.
     This letter is being filed under the EDGAR system in direct response to the comments of the Staff. If you would like to discuss any item concerning the referenced matter included in this letter or Schedule 1, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct or Gene S. Bertcher, President of GBR at 469-522-4238 direct.
Very truly yours,
/s/ Steven C. Metzger
Steven C. Metzger

cc:	Gene S. Bertcher, President New Concept Energy, Inc. 1755 Wittington Place, Suite 340 Dallas, Texas 75234

SCHEDULE 1
Response to Comments of the Staff of
The Securities and Exchange Commission
by letter dated August 13, 2010 with respect to
Form 10-K for the fiscal year ended December 31, 2009 and
Form 10-Q for the fiscal quarter ended March 31, 2010
New Concept Energy, Inc.
Commission File No. 000-08187

     The following information is to provide a response to comments of the Staff of the Securities and Exchange Commission rendered by letter dated August 13, 2010 with respect to Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2009 of New Concept Energy, Inc. (the “Company” or “GBR”) as well as Form 10-Q for the quarter ended March 31, 2010. For convenience, each comment of the Staff is restated below, with our response noted immediately following the comment. Also included in such response is a letter/page reference to the text of each instrument where applicable.
Form 10-K for the Fiscal Year Ended December 31, 2009
General
     Comment/Observation No. 1. Please submit complete draft amendments to your filings, reflecting all of the revisions that you have agreed to make in response to prior comments and the additional revisions necessary to comply with the following comments.
     Response to Comment/Observation No. 1. Attached in PDF format is a copy of the draft amendments to the Company’s filing’s reflecting all of the revisions the Company agreed to be made in response to prior comments and the additional revisions necessary to comply with the teo comments below; revisions are reflected in red and italics. The only changes not so identified are Exhibits 99.1 and 99.2 which are PDF files of reserve studies.
Properties
     Comment/Observation No. 2. We have read your response to prior comment 2 indicating that you intend to rework existing wells before you begin the process of identifying locations to drill wells necessary to access your undeveloped reserves. We also observe that you show zero development of the quantities claimed as undeveloped reserves since you acquired them in 2008. In order to properly book these quantities as reserves you would need to satisfy the criteria in Rule 4-10(a)(31)(ii) of Regulation S-X. You may gain a better understanding of what constitutes a development project and what is entailed in adopting a development plan by reading the guidance in the answers to questions 108.01 and 131.04 in the Compliance and Disclosure Interpretations located on our website at the following address.
http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm

If you are not able to show how you have satisfied the criteria for claiming the undeveloped reserves you would need to eliminate these quantities and related information from your reserve disclosures. This would also entail revisiting and recomputing your ceiling tests for each period - please explain your efforts in this regard and the results in your reply. If you believe that you can support your view of these quantities as reserves please submit the documentation that constitutes your development plan and adoption/final investment decision, and provide the disclosures necessary to apprise investors of these details.
     Response to Comment/Observation No. 2. The Company acquired its oil and gas reserves in the Ohio/West Virginia region on September 1, 2008 or approximately two years ago. The Company is also aware when calculating undeveloped reserves, in general, a company may only classify undrilled locations as having undeveloped reserves if a development plan has been adopted for drilling in the next five years.
     The Company’s original plan was to rework certain of the existing wells prior to drilling its undeveloped reserves. We began the rework program in June 2010. Since the response to the SEC on May 19, 2010, to a comment on this topic, the Company has reviewed its development plan and determined that its efforts would be better served by drilling the undeveloped reserves in tandem with the rework program. A review has been made of the undeveloped acreage and plans have been developed for a drilling program. On July 7, 2010 the Company entered into an agreement to drill the first well which commenced drilling on or about August 15, 2010.
     The discussion of the development plan will be included in revised Item 2 to reflect the current drilling program.
Management’s Discussion and Analysis
Critical Accounting Policies
Oil and Gas Property Accounting
     Comment/Observation No. 3. We have read the revisions you proposed in response to prior comments 3 and 4 pertaining to your application of the full cost rules. The revisions that you have proposed indicate ongoing confusion about the requirements for impairment assessments of unevaluated properties and ceiling tests of all property costs.
For example, in describing the ceiling test you identify one component of the ceiling is “the lower of cost or estimated value of unimproved properties” The term unimproved would generally translate as undeveloped, which generally implies proved but not developed, and is therefore not the same as unproved, which is the term that should have been utilized to comply. The disclosures you proposed for the first and second paragraphs under Oil and Gas Property Accounting on page 3 incorrectly include the term unimproved.

You have also not clarified in the first paragraph under Oil and Gas Property Accounting on page 3 that this component of the ceiling test would be the lower of cost or estimated fair value of unproved property costs that are subject to amortization, meaning that the property was previously evaluated and found to have no reserves or to have been impaired. Please revise accordingly.
There is also a need to differentiate between assessments of unproved properties and ceiling tests of all property costs in your application of the full cost rules. In response to our comment asking you to clarify that you conduct the ceiling test at least quarterly, you added disclosure indicating that you are assessing properties on a quarterly basis and explain how amounts found to be impaired are added to the costs of unproved properties subject to amortization. We do not object to your conducting assessments on a quarterly basis but you should be aware that the full cost rules only require assessments of unevaluated/unproved properties annually.
We would like you to further clarify and acknowledge if true that you are conducting the ceiling test on a quarterly basis as is required. It appears that you could refine the disclosures pertaining to the ceiling test in the first paragraph under Oil and Gas Property Accounting on page 3 to accomplish this objective, and the disclosures about assessments in the second paragraph under that heading to clarify that you are referring to unproved properties. Please similarly modify the corresponding disclosures under Note B to your financial statements.
     Response to Comment/Observation No. 3. The disclosure has been revised in Item 7. Management’s Discussion and Analysis and in Note B. to the Financial Statements to comply with your comments regarding the full cost ceiling test and assessment of any unproved properties. Specifically, the policy language has been modified to include the correct components and to state that a ceiling test is conducted on a quarterly basis and an assessment of any unproved properties on an annual basis.

3